Exhibit 99.1

SINGAPORE (August 31, 2022) Karooooo Limited (“Karooooo”) announces growth in subscriber numbers and expected release date of Q2 results.

Business update

Karooooo, that owns 100% of Cartrack Holdings Limited (“Cartrack”), is pleased to announce growth in the total number of subscribers (vehicles or other mobile assets on our cloud) to over 1,600,000 as at 31 August 2022. With a history of consistent organic growth, scalability, strong earnings and financial discipline, Karooooo’s results for the second quarter of FY23 are in keeping with management’s expectations.

Financial results for the second quarter ended August 31, 2022 is expected to be released on Wednesday, October 12, 2022.

Investor Relations

To ensure seamless coordination and administration, we have assigned Lauren Human to Investor Relations.

About Karooooo

Karooooo, headquartered in Singapore, is a leading global provider of an on-the-ground operational IoT SaaS cloud that maximizes the value of transportation, operations and workflow data by providing insightful real-time data analytics to over 1,600,000 connected vehicles and equipment. Karooooo assists thousands of enterprise customers in digitally transforming their on-the-ground operations. The Cartrack (wholly owned by Karooooo) SaaS platform provides customers with differentiated insights and data analytics to optimize their business operations and workforce, increase efficiency, decrease costs, improve safety, monitor environmental impact, assist with regulatory compliance and manage risk. For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com